Guggenheim Enhanced Equity Income Fund
Cusip: 40167B100 Ticker: GPM	Record Date: September 15, 2017 Payable Date: September 29, 2017

Distribution Amount Per Share: $0.2400
The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short-term capital gains; net realized long-term capital gains and return of capital. All amounts are expressed per common share.
		% Breakdown of the	Total Cumulative	% Breakdown of the Total
	Current Quarterly	Current Quarterly	Distributions for the	Cumulative Distributions
	Distribution ($)	Distribution	Fiscal Year to Date ($)	for the Fiscal Year to Date
Net Investment Income	$0.0023	0.96%	$0.0022	0.31%
Net Realized Short-Term Capital Gains	-	-	-	-
Net Realized Long-Term Capital Gains	$0.0624	26.00%	$0.3524	48.93%
Return of Capital	$0.1753	73.04%	$0.3654	50.76%
Total (per common share)	$0.2400	100.00%	$0.7200	100.00%
If the Fund estimates that it has distributed more than its income and net realized capital gains, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s Investment performance and should not be confused with “yield” or “income”.
The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.
The following table provides GPM’s total return performance based on net asset value (NAV) over various time periods compared to GPM’s annualized and cumulative distributions rates.
Average annual total return (in relation to NAV) for five year period ending August 31, 2017	9.03%
Annualized current distribution rate expressed as a percentage of NAV as of August 31, 2017	11.03%
Cumulative total return (in relation to NAV) for the fiscal year through August 31, 2017	10.07%
Cumulative fiscal year distribution rate as a percentage of NAV as of August 31, 2017	8.28%
Performance data quoted represents past performance, which is no guarantee of future results and current performance may be lower or higher than the figures shown. Total returns reflect fees and expenses of the Fund.
You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s Managed Distribution Policy.